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CONSENT OF EXPERTS AND COUNSEL

EXHIBIT 23.1

INDEPENDENT AUDITOR'S CONSENT

Board of Directors and Shareholders
Turbodyne Technologies, Inc. and Subsidiaries
Carpinteria, California

We consent to the incorporation by reference in the Registration Statement (No. 333-64133) on Form S-8 of Turbodyne Technologies, Inc. and subsidiaries, of our report dated April 6, 2001 relating to the consolidated balance sheets of Turbodyne Technologies, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, which report appears in the December 31, 2000 annual report on Form 10-K of Turbodyne Technologies, Inc. and subsidiaries.

Our report, dated April 6, 2001, contains an explanatory paragraph that states that the Company has suffered net losses in each of the last five years, is subject to numerous lawsuits, including those brought against it by shareholders, and based on projected cash flows for the ensuing year the Company will require additional equity or debt financing in order to continue its present operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

McGowan Guntermann

Santa Barbara, California
April 17, 2001

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CONSENT OF EXPERTS AND COUNSEL
  INDEPENDENT AUDITOR'S CONSENT